October 17, 2012

ATTORNEYS AT LAW

777 East Wisconsin Avenue

Milwaukee, WI 53202-5306

414.271.2400 TEL

414.297.4900 FAX

www.foley.com

WRITER’S DIRECT LINE

414.297.5596

pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER

082961-0128

Via EDGAR System

Mr. Kieran Brown

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Re:	Hennessy Funds Trust
Registration Statement on Form N-1A (Reg. Nos. 033-52154 and 811-07168)
Post-Effective Amendment No. 32
Filed on July 30, 2012

Dear Mr. Brown:

On behalf of Hennessy Funds Trust (the “Trust”), this letter sets forth the response of the Trust to the oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 32 to the above-referenced registration statement (the “Registration Statement”). The Trust filed the Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “Investment Company Act”) on July 30, 2012. The Registration Statement was filed to add the Hennessy Focus Fund, the Hennessy Large Cap Financial Fund, the Hennessy Small Cap Financial Fund, the Hennessy Technology Fund, the Hennessy Gas Utility Index Fund, the Hennessy Equity and Income Fund and the Hennessy Core Bond Fund, each a new series of the Trust (each a “Fund” and collectively the “Funds”).

The numbered items set forth below repeat (in bold italics) the comments of the Staff. Following each comment, a response on behalf of the Trust is provided in regular type.

As appropriate, the Trust has amended the Prospectus and the Statement of Additional Information, and will file the amended Prospectus and Statement of Additional Information via the EDGAR system under Rule 497 promptly after the Registration Statement is effective. To expedite your review of this letter, the Trust is providing you with a marked copy of the Prospectus and Statement of Additional Information highlighting the changes made (the “Redlined Documents”).

Please note that the Funds filed an amendment to the Registration Statement on October 12, 2012 solely to change the effective date of the Registration Statement from October 13, 2012 to October 25, 2012

On behalf of the Trust, we are submitting the following material via EDGAR: (1) this response letter and (2) PDF files of the Redlined Documents.

Boston Brussels CHICAGO Detroit JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Kieran Brown

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

General

1. When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response: Where applicable, the Funds will update similar disclosure in the Registration Statement to respond to the Staff’s comments.

2. In connection with responding to the Staff’s comments, please provide, in writing, a statement from the Funds acknowledging that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus

Fund Fees and Expenses

3. For the Hennessy Technology Fund, in the footnote on the reimbursement agreement, please delete the reference to prior agreements to which the predecessor fund was subject, and include disclosure indicating that the Board has no current intent to terminate the reimbursement agreement. Delete the following language from footnote 2 of the table for the Hennessy Equity and Income Fund: “and certain voluntary fee waivers made by Hennessy Advisors, Inc. (the “Manager”).”

Response: The Funds have revised the disclosure to delete the reference to the prior agreements and to indicate that the Board has not current intent to terminate the reimbursement agreement. The Funds have revised the disclosure to delete the language referenced above.

Principal Investment Strategy

4. For the Hennessy Large Cap Financial Fund and the Hennessy Small Cap Financial Fund add a foreign securities risk and emerging markets risk if foreign securities and investments in emerging markets are a principal investment of these Funds. With regard to the Hennessy Large Cap Financial Fund, are its investments in companies in the information technology industries a principal investment that make up part of the Fund’s 80% basket of investments in companies that are principally engaged in the business of financial services? If yes, please explain why this is appropriate. For the Hennessy Large Cap Financial Fund, please revise the disclosure to explain what is meant by “financial services activities.” Please explain why the Hennessy Large Cap Financial Fund defines large-cap companies to be companies with market capitalization of $3 billion or more, as $3 billion seems a low threshold. With regard to the Hennessy Equity and Income Fund and the Hennessy Core Bond Fund, please disclose the dollar-weighted average maturity of each Fund, as of a recent date. Also, please confirm whether the Hennessy Equity and Income Fund focuses on the dividend record of its portfolio securities. If yes, please revise the disclosure to indicate this. With regard to the Hennessy Core Bond Fund, are the Fund’s investments in mortgage-backed securities, asset-backed securities and Yankee bonds part of the Fund’s 80% basket?

Mr. Kieran Brown

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Response: The Funds confirm that foreign securities and emerging market issuers are not a principal investment of the Hennessy Large Cap Financial Fund or the Hennessy Small Cap Financial Fund. They also confirm that the Hennessy Large Cap Financial Fund’s investments in companies in the information technology industries are not a principal investment and are not part of the Fund’s 80% basket. The Funds have revised the Prospectus to include an explanation of what the Hennessy Large Cap Financial Fund is referencing when it refers to financial services activities.

In defining large capitalization companies, the Funds and the investment adviser have carefully considered various indices and industry classifications, and what they believe are “pertinent references,” and have found that there is a great deal of disparity regarding how others define large capitalization companies. Following this evaluation, the Funds have determined that, for purposes of the financial services industry, the current threshold of $3 billion and above for the definition of large cap issuers is reasonable and appropriate. The Funds also believe the definition is not misleading, as it is fully disclosed to shareholders.

The Funds’ conclusion that its definition of large cap issuers is reasonable is supported by the fact that as a sector fund in a highly specialized industry, due to volatility in market conditions and the resultant impact on capitalization levels for financial institutions, at any given time there may be a limited number of issuers that may be invested in by the Hennessy Large Cap Financial Fund if the Fund were to utilize a higher capitalization threshold. This fact has been made especially clear during the economic conditions present in the marketplace over the past few years when many formerly large financial institutions fell below the $3 billion capitalization level due to market conditions and events.

The Funds have revised the disclosure for the Hennessy Equity and Income Fund and the Hennessy Core Bond Fund to disclose the dollar-weighted average maturity, as of a recent date, of each of these Funds. The Funds confirm that the Hennessy Equity and Income Fund does not focus on the dividend record of the securities in which it invests.

The 80% basket of the Hennessy Core Bond Fund includes its investments in mortgage-backed securities, asset-backed securities and Yankee bonds. The Funds have revised the disclosure to make this clear.

Mr. Kieran Brown

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Principal Risks

5. Include an equity investments risk for each of the Funds other than the Hennessy Core Bond Fund, as they each invest in equity securities as a principal investment strategy. For the Hennessy Focus Fund add a debt security risk if debt securities are a principal investment of the Fund. For the Hennessy Large Cap Financial Fund include a large cap companies risk, and if technology companies are a principal investment, please include a corresponding risk factor. For the Hennessy Technology Fund, include a high portfolio turnover risk, and if investments in emerging markets are a principal investment, please include a corresponding risk factor.

Response: As requested, the Funds have revised the Prospectus to include an equity investments risk for each of the Funds other than the Hennessy Core Bond Fund, to include a large cap companies risk for the Hennessy Large Cap Financial Fund, and to include a high portfolio turnover risk for the Hennessy Technology Fund. The Funds confirm that debt securities are not a principal investment of the Hennessy Focus Fund, that technology companies are not a principal investment of the Hennessy Large Cap Financial Fund, and that emerging markets are not a principal investment of the Hennessy Technology Fund.

Performance Information

6. If updated performance information for the Funds is available on the Funds’ website, please include disclosure to this effect. Please indicate next to the primary benchmark index that such index is a broad measure of market performance. Please delete the index descriptions from this section of the Prospectus. Please delete the following sentence from the performance disclosure for the Hennessy Gas Utility Index Fund: “The Fund’s return after taxes on distributions and sales of Fund shares may be higher than its return before taxes and after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have resulted.” Supplementally, please explain why the Hennessy Focus Fund uses the Russell 2000 Index instead of the Russell 3000 Index as its primary benchmark index. Supplementally, please explain why the KBW Bank Sector Index is an appropriate secondary benchmark index for the Hennessy Large Cap Financial Fund. Supplementally, please explain why the Hennessy Gas Utility Index Fund has outperformed its primary benchmark index when the Fund seeks 95% correlation with the index.

Response: The Funds have revised the Prospectus to indicate that updated performance information may be found on their website, to indicate that the primary benchmark index is a broad measure of market performance, to delete the index descriptions, and to delete the sentence on returns after taxes referenced above. The Hennessy Focus Fund uses the Russell 2000 Index instead of the Russell 3000 Index as its primary benchmark index because historically the Fund has invested primarily in small and medium capitalization companies (and this is expected to be the case going forward) and the Funds believe the Russell 2000 is a better measure of the performance of small and medium capitalization companies. The Russell 2000 has been the benchmark index since the inception of the predecessor to the Hennessy Focus Fund.

The Funds believe the KBW Bank Sector Index is an appropriate secondary benchmark index for the Hennessy Large Cap Financial Fund because it is comprised of companies representing leading national money centers and regional banks and thrifts, and historically has provided a good representation of the performance of the banking industry as a whole, as well as the overall financial sector.

Mr. Kieran Brown

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

The Hennessy Gas Utility Index has outperformed its primary benchmark index due to the timing of buying and selling certain portfolio holdings in connection with managing purchases and redemptions by shareholders.

Purchase and Sale of Fund Shares

7. Please delete the following sentences: “Once a redemption request is received in proper form, the price granted will be the net asset value per share that day for redemptions received no later than 4:00 pm Eastern time/1:00 pm Pacific time. Redemption requests received after that time will be processed after the close of business and will receive the price on the next business day.”

Response: The Funds have revised the Prospectus to delete the sentences referenced above.

Additional Investment Information

8. Please revise the disclosure to indicate that a Fund will not continue to hold the securities of an acquired fund if this would run contrary to the Fund’s investment limitations.

Response: The Funds have revised the Prospectus to indicate that a Fund will not continue to hold the securities of an acquired fund if this would run contrary to the Fund’s investment limitations.

Management of the Funds

9. Please revise the disclosure to include the assets under management of Hennessy Advisors, as of a recent date. Please revise the disclosure to indicate how long the sub-advisors have been providing investment advisory services.

Response: The Funds have revised the Prospectus to include the assets under management of Hennessy Advisors, as of a recent date, and to indicate how long the sub-advisors have been providing investment advisory services.

Statement of Additional Information

Fundamental Policies Funds Other Than Gas Utility Index Fund

10. Please revise this disclosure to more clearly indicate it does not include the Hennessy Gas Utility Index Fund. Revise this disclosure to indicate what investments are permitted by the Investment Company Act when the investment limitation says it permits what is allowed under the Act. Supplementally, please indicate whether the Funds have applied for or intend to apply for an exemptive order related to senior securities.

Response: The Funds have revised the disclosure to more clearly indicate it does not relate to the Hennessy Gas Utility Index Fund, and to indentify what the Investment Company Act permits. The Funds have not applied for, and do not intend to apply for, an exemptive order related to senior securities.

Mr. Kieran Brown

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Board Leadership Structure

11. Please revise this disclosure to indicate that Mr. Hennessy is an interested person of the Funds.\

Response: The Funds have revised the disclosure to indicate that Mr. Hennessy is an interested person of the Funds.

The Portfolio Managers

12. Please revise this disclosure to indicate that the Manager typically assigns accounts with similar investment strategies to the same portfolio managers. Please confirm that Messrs. Ellison and Aylesworth do not manage any other accounts besides the Funds. For London Co. and Broad Run the disclosure indicates that these sub-advisors base bonuses on comparisons to indices. Please identify over what period of time the performance is measured and whether it is pre or post taxes.

Response: The Funds have revised the disclosure to indicate that the Manager typically assigns accounts with similar investment strategies to the same portfolio managers, and to indicate that London Co. bases bonuses on gross performance versus the benchmark over 3 to 5 years, and that Broad Run does not base bonuses on comparisons to indices. The Funds confirm that Messrs. Ellison and Aylesworth do not manage any other accounts besides the Funds.

Portfolio Transactions

13. Please revise this disclosure to explain why the brokerage commission paid by the Hennessy Large Cap Financial Fund’s predecessor were higher in 2009 than in 2010 and 2011.

Response: The Funds have revised the disclosure to explain why the brokerage commission paid by the Hennessy Large Cap Financial Fund’s predecessor were higher in 2009 than in 2010 and 2011.

Distribution Plan

14. Please revise this disclosure to clarify whether the Funds may reimburse the Distributor for payments that the Distributor makes on behalf of the Funds for qualifying services. Also, please what expenses are included in “other” expenses paid under the 12b-1 plan.

Response: The Funds have revised the disclosure to clarify that the Funds may reimburse the Distributor for payments that the Distributor makes on behalf of the Funds for qualifying services, and to indicate what expenses are included in “other” expenses under the 12b-1 plan.

Mr. Kieran Brown

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Shareholder Services Agreements

15. Please revise this disclosure to clarify whether the Funds have entered into such agreements.

Response: The Funds have revised the disclosure to clarify that the Funds have not entered into shareholder services agreements.

* * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosures

cc:	Daniel B. Steadman (w/o enclosures)
Hennessy Funds Trust